

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2015

Via e-mail
H. Lawrence Webb
Chief Executive Officer
The New Home Company Inc.
85 Enterprise, Suite 450
Aliso Viejo, California 92626

> **Re: The New Home Company Inc.**
> **Registration Statement on Form S-3**
> **Filed May 15, 2015**
> **File No. 333-204238**

Dear Mr. Webb:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Purchase Contracts, page 22

1. You state that you may issue purchase contracts for the purchase or sale of "debt or equity securities issued by … third parties, a basket of such securities, an index or indices or such securities or any combination of the above." Please note that even if you have an exemption available for the offer and sale of securities of third parties, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. Please see our Securities Act Sections C&DI paragraph 203.03 and the Staff's no-action letter Morgan Stanley & Co., Incorporated (June 24, 1996.) If you wish to include the third party securities, please give us your analysis why registration under the Securities Act is not required, and include this information. If you do not wish to offer third party securities underlying purchase contracts, please remove these references from the prospectus.

Description of Guarantees, page 24

2. You state that the debt securities offered and sold pursuant to this prospectus may be guaranteed by one or more guarantors. Please note that Rule 3-10 of Regulation S-X requires that every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X unless an appropriate exemption applies. You have not included the financial statements of your subsidiary guarantors nor included the footnote presenting condensed consolidating financial information for your guarantors in your financial statements allowed by Rule 3-10(f) of Regulation S-X. Please revise.

Undertakings, page II-4

3. Please revise to include the undertakings contained in Item 512(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

CC: Michael A. Treska (*via e-mail*)
        Latham & Watkins LLP